UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Pagaya Technologies Ltd.
(Name of Issuer)

Class A Ordinary Shares, no par value
(Titles of Class of Securities)

M7S64L 115
(CUSIP Number)

April 24, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7S64L 115	SCHEDULE 13G/A	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Simon Glick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50,587,848
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50,587,848
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,587,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.56% of Class A Ordinary Shares
12	TYPE OF REPORTING PERSON IN

CUSIP No. M7S64L 115	SCHEDULE 13G/A	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sam Levinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50,587,848
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50,587,848
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,587,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.56% of Class A Ordinary Shares
12	TYPE OF REPORTING PERSON IN

CUSIP No. M7S64L 115	SCHEDULE 13G/A	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Saro L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50,587,848
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50,587,848
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,587,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.56% of Class A Ordinary Shares
12	TYPE OF REPORTING PERSON PN

CUSIP No. M7S64L 115	SCHEDULE 13G/A	Page 5 of 9

Item 1(a).	Name of Issuer:

Pagaya Technologies Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Azrieli Sarona Bldg, 54th Floor 121 Derech Menachem Begin Tel-Aviv, 6701203, Israel

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1. Simon Glick (“Mr. Glick”);
2. Sam Levinson (“Mr. Levinson”); and
3. Saro L.P. (“Saro L.P.”).
This Statement relates to Class A Ordinary Shares held for the account of Saro L.P., a Delaware limited partnership. Investment and voting power of the Class A Ordinary Shares is exercised by Mr. Glick and Mr. Levinson.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows: 80 Park Plaza, Suite 21A Newark, New Jersey, 07102-4109, USA

Item 2(c).	Citizenship:

1. Simon Glick is a citizen of the United States of America;
2. Sam Levinson is a citizen of the United States of America;
3. Saro L.P. is a limited partnership organized under the laws of Delaware.

Item 2(d).	Titles of Classes of Securities:

Class A Ordinary Shares, no par value

Item 2(e).	CUSIP Number:

M7S64L 115

CUSIP No. M7S64L 115	SCHEDULE 13G/A	Page 6 of 9

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: See responses to Item 12 on each cover page.

Item 4.	Ownership

(a)	Amount beneficially owned:

As of April 24, 2023, each of the Reporting Persons may be deemed the beneficial owner of 50,587,848 Class A Ordinary Shares held by Saro L.P.

(b)	Percent of class:

As of April 24, 2023, each of the Reporting Persons may be deemed the beneficial owner of approximately 9.56% of Class A Ordinary Shares outstanding (based on 529,168,740 Class A Ordinary Shares as reported on the Preliminary Prospectus on Form F-1 filed by the Issuer on April 20, 2023).

CUSIP No. M7S64L 115	SCHEDULE 13G/A	Page 7 of 9

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 50,587,848

	(iii)	Sole power to dispose or to direct the disposition of: 0

	(iv)	Shared power to dispose or to direct the disposition of: 50,587,848

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

CUSIP No. M7S64L 115	SCHEDULE 13G/A	Page 8 of 9

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. M7S64L 115	SCHEDULE 13G/A	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2023

Simon Glick
By:	/s/ Simon Glick
Name:	Simon Glick

Sam Levinson

By:	/s/ Sam Levinson
Name:	Sam Levinson

Saro L.P.

By:	/s/ Sam Levinson
Name:	Sam Levinson
Title:	Manager